October 21, 2009

Delivery via EDGAR
Mr. Mark Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	South Texas Oil Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 1-33777

Dear Mr. Shannon,

We have received a comment letter dated September 16, 2009, from your division regarding the above referenced periodic reports for South Texas Oil Company.  We indicated by letter to the SEC dated October 5, 2009, that we intended to provide on October 21, 2009, our response to your comments.

Unfortunately, the Company is currently heavily involved in preparing for bankruptcy proceedings.  The demands placed on the Company’s staff by those activities have precluded the Company from completing its response to the SEC’s comment letter.

In anticipation of the continuation of extraordinary resource demand caused by the Company’s bankruptcy process for the immediate future, we hereby provide notice that we must postpone to November 20, 2009 our response to each of the items noted in your comment letter.

Please direct any questions or comments regarding this correspondence to me at (210) 545-5994.

Sincerely,

/s/ Sherry Spurlock

Sherry Spurlock
Chief Financial Officer

300 E. Sonterra Blvd., Suite 1220 * San Antonio, Texas 78258 * Tel: (210) 545-5994 * Fax: (210) 545-3317